

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2011

Via Email
Mr. Joseph Gaspar, CFO
Elbit System Ltd.
P.O. Box 539
Advanced Technology Center
Haifa 31053 Israel

     Re: **Elbit Systems Ltd.**
           Form 20-F for the year ended December 31, 2010
           Filed March 15, 2011
           File No. 000-28998

Dear Mr. Gaspar:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2010

Financial Statements
Note 18. Taxes on Income
F. Deferred Income Taxes, page F-51

1. We note the significant reduction in your valuation allowance recorded during fiscal 2010. Please describe, supplementally and in detail, the events and circumstances that resulted in this reduction and explain how your accounting complies with GAAP. As a related matter, please identify the location of your related disclosures in MD&A and/or elsewhere throughout the filing.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief